Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Quebec, Canada J0A 1B0
Canada
www.cascades.com

Change at the Helm of Norampac

Kingsey Falls, January 13, 2016 - Marc-André Dépin is announcing today his decision to step down as President and Chief Executive Officer of the Norampac Group. Charles Malo is succeeding him as President and Chief Operating Officer.

“It is with great emotion that I announce I have decided to withdraw from my position as President and Chief Executive Officer of Norampac, a role I have assumed for more than 12 years. We have been working for quite some time on preparing the next generation and, today, I believe that the management team has the talent and depth to take over the helm. I am proud of our accomplishments, and I believe in the team’s ability to lead Norampac into the future. I would like to thank all our employees for their dedication, and let the team know that I will continue to offer them my support. I will give all my support to Charles, who has all of the qualities necessary to meet the challenge brilliantly,” said Marc-André Dépin.

Mario Plourde, President and Chief Executive Officer of Cascades, and the Lemaire brothers, Bernard, Laurent and Alain, paid Dépin tribute: “We would like to express our admiration for the exceptional work carried out by Marc-André at the head of Norampac. It is in large part thanks to him that the Group has grown to be a leader in the Canadian and American containerboard industry. We also owe him a great debt of gratitude for the work he accomplished on the Greenpac project, the most important in the history of Cascades. He has 25 years’ experience with Cascades, and we are very pleased that he has agreed to act periodically as strategic advisor for the Company. We would also like to thank Charles Malo for accepting to take over the Presidency. He has the energy, experience and vision necessary to take on his new responsibilities successfully.”

Charles Malo began his career as controller at Etcan. He then joined Norampac group, acting as Director of Administration of the corrugated board sector from 1997 to 2000. He moved on to become Regional General Manager from March 2000 to October 2001, taking on the responsibility of a number of corrugated box plants. He was then appointed Vice-President and Chief Operating Officer of Norampac’s packaging sector. Charles Malo has been Chief Operating Officer of Norampac since April 2015.

“I am very pleased with the trust placed in me today. It is an honour to succeed Marc-André Dépin. It is thanks to his courageous and visionary actions that the Company is currently in such a favourable position. With the team, I intend to pursue Norampac’s business plan and the development of the Company with Cascades’ support,” concluded Charles Malo.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs close to 11 000 women and men, who work in more than 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com

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